“Targeting Uranium and Gold”

NEWS RELEASE

EXPANSION OF UPPER C ZONE CONTINUES - LOWER C ZONE
INTERSECTED 450 METERS DOWN DIP

Dated: November 27, 2006	TSX-V: CXX

Crosshair Exploration and Mining Corp. (TSX-V: CXX) (the “Company”) is pleased to announce the latest batch of results from the recently completed 2006 drilling activities at its Central Mineral Belt, Labrador Uranium property. The latest drill results include hole ML-40 with the intersection of over 40 meters of mineralization in the Upper C Zone. Select drill holes, including hole ML-40, also intersected the Lower C Zone 450 meters down dip from the original Shell Canada drilling at much shallower depths than expected. The results received to date include the thickest and highest grades ever reported from the Lower C Zone.

The Company had not been focusing on the Lower C Zone since work began on the project two years ago and the zone was not included in the first resource estimate. However, recent drill intercepts demonstrate that the size, continuity, and grade of the Lower C may be better than originally thought. The confirmation of the Lower C Zone 450 meters down dip from Shell’s original drilling is a welcome development that adds the possibility of stacked mineralized horizons to the expansion of the C Zone.

Upper C Zone

Highlights from the latest batch of assays from Upper C Zone include the following:

  ML-40 returning 13.15 meters grading 0.101% U3O8 including 1.0 meter of 1.129% U3O8, and a second intercept grading 0.105% U3O8 over 4.50 meters, all intervals included within 41.50 meters averaging 0.05% U3O8 at a depth of less than 100 meters vertically.

  ML-44 returning 9.15 meters grading 0.104% U3O8, including 3.08 meters of 0.218% U3O8 (the ML-44 Lower C Zone intercept is detailed below).

Assays are pending for an additional 19 holes completed in the Upper C Zone and several holes will also report additional Lower C Zone intercepts. Complete assays and maps have been posted on the company website -
http://www.crosshairexploration.com/s/Addenda.asp?ReportID=159747

To date, over 21,500 meters have been completed in 137 drill holes, including 58 holes at the Upper C Zone. Scott Wilson Roscoe Postle Associates (Scott Wilson RPA) has been retained to update the 43-101 uranium resource estimate for the Upper C Zone. This update will include all drill results from the 2006 drill program and is expected to be completed in late January. The pending update will not include the Lower C Zone, which is expected to be added in a later update after further drilling.

A large number of sample assays from several target areas are still pending and results will be released when they become available. The Company closed the camp when winter freeze-up began in mid November and plans to re-mobilize to the property for a winter drill program in late January.

Lower C Zone – History

During the 2006 drill program at the C Zone, several drill holes were allowed to continue below the Upper C Zone to test for Lower C Zone stratigraphy. These were the first holes targeting the Lower C by the Company. In 1979 Shell Canada identified a zone of uranium mineralization contained within the Lower C Zone estimated to host 4.92 million pounds of contained U3O8. This is in addition to the U3O8 contained in the Upper C Zone. (These historic resource estimates reported above are not National Instrument 43-101 compliant, however Crosshair believes the work was carried out under industry standard practices at that time and were considered reliable at that time. As insufficient work has been completed to verify the historical resource estimates, they should not be relied upon).

Lower C Zone – Current Results

The Lower C Zone mineralization was intersected in drill hole ML-44 starting at a down hole depth of 346 meters and returned 6.50 meters grading 0.100% U3O8 including 2.0 meters grading 0.212% U3O8 . These results confirm that the Lower C zone is laterally extensive as suggested by Shell and that it underlies the Upper C Zone. In addition it may be thicker and have an average grade higher than estimated by Shell. The Lower C Zone lies 75 meters below and roughly subparallel to the Upper C Zone, and is hosted in reduced sandstones lying immediately above the Aphebian/Helikian unconformity, in a setting similar to the Athabascan deposits. The results from ML-44 indicate that the geological environment hosting the Lower C Zone is now confirmed immediately beneath the Upper C Zone and 450 meters down dip from the closest Shell drill hole that tested the Lower C. The 2007 drill program will focus on testing both Upper and Lower C Zones, both of which remain open along strike and to depth.

Tim Froude, Senior Vice President of Exploration for Crosshair and qualified person under National Instrument 43-101 supervised and directed all work associated with the drilling program. Sample preparation and analysis for Au, Cu and Ag were conducted by Eastern Analytical in Springdale, Newfoundland. Eastern Analytical ships the pulps to Activation Laboratories in Ontario for analyses by neutron activation and ICP methods. Crosshair has a QA/QC program in place to monitor the assay results.

About Crosshair

Crosshair is an aggressive uranium and gold exploration and development Company with select projects in Newfoundland and Labrador. The Company has developed into a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador. The 685 sq km Moran Lake Uranium / IOCG Project is host to potentially three significant types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled, shear zone (“Michelin”) and unconformity types of mineralization. In addition, through option agreements with Rubicon Minerals Corporation, Crosshair has secured a position in one of the most prospective massive sulphide districts in Canada as well as a promising early stage high grade gold property at South Golden Promise and Golden Promise.

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

“Mark J Morabito”

President and CEO

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: greg@crosshairexploration.com:
www.crosshairexploration.com

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Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company’s expected future business and financial performance, and often contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with project development; the need for additional financing; the possibility that future exploration or development results will not be consistent with the Company’s expectations; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.